[Adams and Reese LLP letterhead]

July 7, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
Washington, D.C. 20549

  Re:
  BPZ Energy, Inc.
  Form SB-2 filed February 14, 2005
  Amendment No. 2 to Form SB-2 filed July 7, 2005
  File No. 333-122816

Dear Mr. Schwall:

        We are transmitting herewith the attached copy of Amendment No. 2 to the Form SB-2 filed on July 7, 2005 by BPZ Energy, Inc. The enclosed amendment has been updated to reflect the results of BPZ's Annual Meeting of Shareholders held on July 1, 2005, and to include BPZ's revised disclosure in response to the Commission Staff's comment number two included in our letter dated June 25, 2005.

        If you have any further questions or comments, please contact me at (713) 308-0109.

Very truly yours,
ADAMS AND REESE LLP
/s/ MARK W. COFFIN Mark W. Coffin

Enclosure

cc:
Ms. Mellissa Campbell Duru
Mr. Ron Winfrey
 United States Securities and Exchange Commission

  Mr. Manolo Zuñiga
  Mr. Randy Keys
   BPZ Energy, Inc.